List of Subsidiaries of Genesis Pharmaceuticals Enterprises, Inc.. a Florida Corporation (“Genesis”)

(1)	Genesis Equity Partners, LLC, a Florida limited liability company

(2)	Genesis Equity Partners, LLC (Huayang), a Delaware limited liability company

(3)	Genesis Equity Partners, LLC (Liziyuan), a Delaware limited liability company

(4)	Genesis Equity Partners, LLC (Site), a Delaware limited liability company

(5)	Karmoya International Ltd., a British Virgin Islands company (“Karmoya”)

(6)	Union Well International Limited, a Cayman Islands company (“Union Well”) (owned 100% by Karmoya)

(7)
Genesis Jiangbo (Laiyang) Biotech Technologies Co., Ltd., a wholly foreign owned limited liability company organized under the laws of the People’s Republic of China (“GJBT”) (owned 100% by Union Well)

(8)
Laiyang Jiangbo Pharmaceutical Co., Ltd. (“Laiyang Jiangbo”), a limited liability company organized under the laws of the People’s Republic of China (controlled by GJBT through various consulting service and equity related agreements)[1]

1 PRC law currently has limits on foreign ownership of certain companies. To comply with these foreign ownership restrictions, we operate our pharmaceutical business in China through Laiyang Jiangbo. Laiyang Jiangbo holds the licenses and approvals necessary to operate our pharmaceutical business in China. We have contractual arrangements with Laiyang Jiangbo and its shareholders pursuant to which we provide technology consulting and other general business operation services to Laiyang Jiangbo. Through these contractual arrangements, we also have the ability to substantially influence Laiyang Jiangbo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable us to control Laiyang Jiangbo, we are considered the primary beneficiary of Laiyang Jiangbo. Accordingly, we consolidate Laiyang Jiangbo's results, assets and liabilities in our financial statements. For a description of these contractual arrangements, see the section titled “Contractual Arrangements with Laiyang Jiangbo and its Shareholders” in our Current Report on Form 8-K, as amended, filed on October 9, 2007.